SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  FORM N-18F-1

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


                        THE MATTERHORN GROWTH FUND, INC.


                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Glendora and the state of California on the 15th day of December, 1997.

                                     Signature: The Matterhorn Growth Fund, Inc.



                                     By: /s/ Rita Dam
                                        ---------------------------------------
                                             Rita Dam
                                             Assistant Treasurer



Attest: /s/ Eric Banhazl
       -----------------------------
       Eric Banhazl
       Treasurer